UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Bradesco	Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ) #60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. hereby informs the market that, considering the authorization granted by the Board of Directors to the Board of Executive Officers to resolve on the acquisition, by the Company, of its own shares, as per Material Fact of June 1st, 2009, it will participate, eventually, in the Share Auction, to be held on June 24th, 2009, at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Stocks, Mercantile and Futures Exchange), deriving from the reverse-split of shares approved at the Special Shareholders’ Meeting held on March 10th, 2009.

The shares to be offered in the auction, resulting from fractions from shareholders that chose not to adjust their positions and that were split and grouped in whole lots, totaling 3,730,979 common shares and 25,294,621 preferred shares, all non-par, registered, book-entry shares.

The eventual participation of Bradesco in the auction will comply with the rules and targets related to operations with its own shares.

Cidade de Deus, Osasco, SP, June 22nd, 2009

Banco Bradesco S.A.
Domingos Figueiredo de Abreu
Executive Vice-President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2009

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.